Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was made available to employees of Wolt Enterprises Oy (“Wolt”) on November 9, 2021 related to DoorDash’s proposed acquisition of Wolt.

Internal Q&A on our announced plans to join forces with DoorDash

NOTE: Wolt has put together this Q&A document to help our people understand what the planned transaction means in practice. We know that there are many questions we have not been able to address yet, given that we’re at the very start of this journey. Also, there are some legal restrictions that come with the fact that DoorDash is a publicly listed company in the US and that determines how we can share information on this topic. We will do our best to keep you up to speed and will update this Q&A regularly. The joint press release about the planned transaction is available at press.wolt.com.

QUESTIONS ABOUT THE TRANSACTION

What’s happening?

•	Wolt announced plans to join forces with DoorDash. The transaction is still subject to approval and assuming that it closes, Miki will start looking after our combined international operations.

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This deal brings together two of the best players in the world of delivery: one a market leader in the US and the other a leader in international expansion. Together, we can build something that is bigger than the sum of our parts and what we believe will become one of the most impactful, leading players in our industry.

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The important things for us will remain the same. We will keep our name, team, product, technology and brand, including our blue color. Customers will continue to order on the same Wolt app and we will continue to partner with our restaurants, merchants, and couriers just as before. Wolt will continue operating in all of our 23 countries, our headquarters will remain in Helsinki, and Miki will continue to lead Wolt while looking after our combined international operations.

•	Given the above, the objective is also to collaborate and to learn from each other in order to enable our international organization to succeed.

Why does DoorDash want to join forces with Wolt?

•	Simply put, they acknowledge we are one of the best teams in this industry and excel at expanding to and running new markets and verticals.

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DoorDash is a market leader in the US. They have learned how to win in US’s extremely competitive, difficult and huge market. With us, they can focus on their strengths and have an equally strong team run our combined international operations to reach the next phase of our growth journey.

•	After spending considerable time with the DoorDash team, we’ve also found we share very similar doer-type values, putting people at the centre of it all.

Is this a merger?

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No. This is an all-stock transaction, where DoorDash will acquire Wolt, meaning that all of our shareholders, whether investors or employees will, subject to the completion of the transaction, continue as shareholders of DoorDash.

What does signing mean? What does closing mean?

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As is typical in these types of transactions the parties mutually sign a definite agreement that forms the terms of the deal and the steps needed to make the deal happen. This is referred to as signing. However, at this moment, there are still a lot of things to finalize, and steps to take, including getting necessary regulatory approvals. Closing is the step when the deal actually legally happens, which we currently expect to be in the first half of 2022. Until then, it is business as usual for both teams, and we must operate as two independent companies.

QUESTIONS ABOUT HOW THIS WILL IMPACT OUR BUSINESS

Will this change how we do business? Do we stop operations in some of our 23 countries?

•	We have only just signed the share purchase agreement and for the time being, both companies continue business as usual.

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Upon closing, the important things for us will remain the same. We will keep our name, team, and brand, including our blue color. Customers will continue to order on the same Wolt app and we will continue to partner with our restaurants, merchants, and couriers just as before. Wolt will continue operating in all our 23 countries, our headquarters will remain in Helsinki, and Miki will continue to lead Wolt in his new role looking after our combined international operations.

What happens to our brand?

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As a general rule moving forward, Wolt will remain Wolt where we currently operate. In case of new markets, we’ll assess our brand strategy market-by-market to do what’s best for our merchants, consumers, and couriers.

What happens to our own product? Will DoorDash start using that too?

•	We continue with our product in the markets that we operate in and so will DoorDash.

How will being part of a publicly listed company change our ways of working?

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For the time being, we continue business as usual. However, DoorDash is a publicly listed company that needs to follow regulations related to, for instance, how financials are prepared and how to communicate on certain topics externally, being so-called disclosure regulations. This will mean that we too will need to be more mindful about sharing information, for instance, on our performance outside of DoorDash’s quarterly earnings announcements.

•	Nothing changes overnight, but this is something that we want to flag already now given that today we share, for instance, weekly sales figures with everyone at Wolt.

•	There will certainly be some new processes and guidelines that we’ll need to follow and we will provide needed guidance on those going forward.

•	However, we need to already now be mindful of how any one of us comments on the deal in any public channels. (The short answer: it’s safer if you refrain from doing it).

QUESTIONS ABOUT OUR STRATEGY

We’ve received many offers to sell before; why sell now?

•	Honestly, this is the first time we thought teaming up with another company really made sense.

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We want to be a long-term success story that’s here for our people, customers and partners for decades to come. DoorDash was ready to invest even more heavily into international expansion and we had our own ambitious growth plans. By joining forces we have greater chances of success and what it takes to build the best delivery experience for our customers and partners.

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We wouldn’t do this if we didn’t know that we can continue operating like we do in most ways – we both firmly believe we have a united vision on building a globally leading company in a way that’s sustainable, profitable and fair.

•	DoorDash is the right partner for us, and frankly speaking the only player in our industry that we would have seen us joining forces with.

What happened to our own IPO plans?

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As you can read from Miki’s message to the team, this latest turn of events and the direction we are taking genuinely came as a surprise even to him in the sense that it had not been in the plans for long.

•	The original plan was to achieve IPO-readiness by the end of 2021, but we had not set a timeline for an actual IPO – we just wanted to be ready for it.

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Joining DoorDash, however, gives us the best of both worlds. We get to join a publicly listed company while keeping the things that matter most to us and being able to work together to build a leading player in our industry.

I thought we might also just raise new financing. Was that an alternative?

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We’re in a lucky position as we’ve had all the options on the table: raise more financing, list on the public market, and join forces with another player. We needed to think about what we wanted to do in the long-term – by joining DoorDash we are able to potentially become one of the most significant and impactful companies in our industry. In other words, we concluded that this is the right thing to do for both Wolt and DoorDash.

QUESTIONS ABOUT THE ANNOUNCEMENT

Why didn’t the whole team get a heads-up about this?

•	We would have liked to include the whole team in this sooner, but as DoorDash is a publicly traded company with strict disclosure rules, we could not do that before the news was shared publicly.

Why did we share the news so late at night?

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As a public company, DoorDash is combining this exciting announcement with their quarterly earnings announcement, so we coordinated the timing of the press release with stock market trading hours and SEC and New York Stock Exchange guidelines. We were unable to provide advance notice of the announcement, as it would have risked violating securities laws as well as DoorDash’s internal policies around disclosure of material non-public information. Thank you for your understanding. <3

QUESTIONS ABOUT PEOPLE

Will Wolt continue to be my employer or DoorDash? Do I need to update my LinkedIn profile?

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As said before, we will continue with the same name, team, product, technology, and brand, including our blue color. We’ll also have the same email addresses (@wolt.com). So please do not update your LinkedIn profile :)

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We will be able to share more information in the coming months on what you can expect for the closing timeline and plans. We will continue to run largely autonomously after closing, and together, our teams will work through the specifics of how we operate together in countries where both currently have a presence. At this stage, there will be many more “unknowns” than “knowns,” and we appreciate your patience.

Will we be integrated into DoorDash’s organization?

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For now, both companies continue to operate independently and we continue business as usual. After closing, the plan is that Miki will look after our combined international operations, and we will work with DoorDash where and how it makes sense. While there are no concrete plans yet, it wouldn’t make sense for us to run the two companies completely on separate tracks, as we believe there is more we can achieve together.

•	Today, the only confirmed integration is that after the deal closes Miki will look after our combined international operations and report to Tony Xu, the CEO and founder of DoorDash.

Will DoorDash’s people outside of the US join Wolt?

•	As part of the agreement, Miki will look after our combined international operations.

•	We’re in the process of figuring out all the details, and will share more on this when we can. For now, until the deal closes, both companies will continue to operate independently.

Will there be layoffs or co-operation negotiations at Wolt, given that we have some overlapping operations and functions?

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No, we are not planning layoffs. Without our people, Wolt wouldn’t be Wolt. DoorDash wouldn’t be interested in partnering with us without our people, and they fully understand the value of our team and are committed to making sure we’ll get everyone on board when it comes to this next chapter of our journey. This means that they want Wolt as a whole: with our product, technology, people, brand, customer support, etc. So no, we’re not planning a massive integration or any layoffs or synergies when going into this.

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We have some markets where both companies operate, for example Japan, and together we are working through the specifics of how our two teams will work together. However, it will take several months to get the necessary regulatory approvals to go from signing and announcing this transaction to officially closing it and during that time it is important that nothing changes about how we run the company.

How do we make this deal great for everyone: both Wolt-veterans and those who have joined Wolt only recently?

•	Overall, we see a lot of upside for everyone in our team, including more international career opportunities and a chance to learn from the best players in our field.

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As a part of this arrangement, we have agreed with DoorDash about a retention program that will include all of Wolt’s employees who currently have stock options or shares in Wolt. Meanwhile, for employees without stock options or shares, there will be a cash payment of approximately 2-4 months’ salary with an agreed timeline and other details.

•	There will be more information about these programs in the coming months as we get nearer to the closing.

•	Everyone who has signed an employment agreement before 10th of November is eligible for the retention program.

In the announcement it was clear that Miki is not going anywhere, but what about others?

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For DoorDash, the team is the most important thing in this deal. We’re not expecting any changes in our leadership as a result of this transaction. We’re all really excited about the next phase of our journey and how much more we can do together with DoorDash than on our own.

QUESTIONS ABOUT NEXT STEPS

What happens next?

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It is super important to understand that, for the time being, we are expected to keep on doing exactly what we’ve been doing until now. We have signed the definitive agreements for the transaction, and are now waiting for regulatory approvals from the relevant authorities in different countries. We expect the transaction to close in the first half of 2022.

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After the transaction closes, Miki will look after our combined international operations, while Wolt will remain a largely autonomous entity. We’re looking to be smart about learning from and sharing openly with each other and join forces when, where and how it makes sense. The one thing we’re optimizing for is to succeed in all of our markets and move forward as fast as we can.

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This is a big milestone for all of us and worth celebrating. However at the same time, we need to remain super focused on execution in the coming weeks and months. If something, this is a start to the next chapter of our journey together.

Should I or can I somehow be in touch with people doing a similar role at DoorDash?

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Not for the time being. Until the transaction officially closes, we are required to continue to operate fully independently. The DoorDash and Wolt teams cannot share confidential information about their companies until we are officially given the approval to do so. Teams on both sides will receive more guidance on this shortly.

QUESTIONS ABOUT COMPENSATION AND BENEFITS

How will our compensation practices change?

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In general, we are not making any changes to compensation as a result of the deal, but we do need to make some changes to our equity program. In the future, because Wolt equity will no longer be available, instead of Wolt stock options, DoorDash RSUs (restricted stock units) would be granted to Wolt people subject to Board approval, and local securities and tax laws. Between signing and closing, we’ll be issuing Wolt stock options as before.

Will there be changes in local benefits?

•	No, there will not be changes to local benefits as a result of this deal.

What happens to my Wolt equity?

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When we close the transaction, your Wolt shares and vested options will be replaced by DoorDash shares. For unvested options, they will be replaced by DoorDash RSUs at the time of the closing. This is subject to a conversion calculation.

•	While we cannot yet comment on the details of this that much, we want to highlight that we believe this transaction is fair to Wolt people.

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We’ll share further information on how joining forces with DoorDash will impact our employee stock option plan between signing and closing, going also deeper into the mechanics of the replacements. We acknowledge that this is a topic that is of great interest to our people and we appreciate your patience, as it will take us some time to nail down all the details. We will get back to you as soon as we can.

I do not want to give up my Wolt equity as part of this transaction. Am I able to refuse this deal?

•	No, this is not possible, as our main shareholders have accepted this transaction.

•	However, as mentioned above, we want to highlight that we believe this transaction is fair to Wolt people.

Can I just sell my Wolt shares and options as soon as possible?

•	There is no cash payment for the Wolt shares or options, as the transaction is an all-stock transaction, where Wolt shares will be replaced by the shares of DoorDash.

What actually is an RSU?

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RSU is short for Restricted Stock Units. With most restricted stock units, the delivery of shares occurs after vesting and there is no purchase price for the shares (subject to taxes). RSUs are considered a “full value” stock grant because the grant is worth the full value of the shares at the time of vesting. This means that the value of the grant, in the end, will depend on how the share price develops over time.

What does the term restricted mean in the Restricted Stock Unit?

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The stock is considered restricted because you do not receive the underlying shares, and you cannot sell them, until you satisfy the vesting schedule, which can be contingent on your continued employment (i.e. time-based vesting) and other grant terms.

Will there be any changes to equity vesting and when can I sell my shares?

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DoorDash RSU program has a different vesting schedule than Wolt’s stock option program. The vesting schedule will look slightly different, with an example of a standard vest schedule being quarterly vesting (instead of monthly with a “cliff-vest” like the 12-month cliff we’ve had with Wolt stock options). You will be free to sell your vested and settled shares in an open trading window as long as you are in compliance with the Insider Trading Policy (open trading windows typically occur every quarter, on the second full trading day following the date of public disclosure of DoorDash financial results for that fiscal quarter and remain open until the 10th day of the last month of that quarter).

The last financing round gave us a new Fair Market Value of 5.2858 EUR, what is each Wolt stock worth as part of this deal?

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Very roughly put, we estimate that based on DoorDash’s historical price for the last 30 days preceding the announcement of the transaction, the value of the all-stock consideration payable for one Wolt share (on a fully diluted basis) would have been approximately EUR 10.5–11.5, subject to adjustments.

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Please note that the value of the all-stock consideration may change as DoorDash share price changes, and the consideration payable in the transaction is also subject to certain adjustments for net debt and working capital upon closing as well as fluctuation in the EUR/USD exchange rate.

So how much DoorDash equity will I actually get?

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We understand that this is of great interest to our people. At this moment, we are not in the position to give you a definite, exact answer to this one. We’ll let you know as we have more information to share.

What kind of tax implications will I have due to Wolt equity being replaced by DoorDash equity?

•	It is not ok for us to provide you with personal investment or tax advice.

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In general, it’s good to note that in most countries, the taxation will be different for a) shares being replaced by shares, b) vested options being replaced by shares and c) unvested options being replaced by RSUs. So the taxation will be dependent on your personal equity mix. So as an example, in most countries, replacing unvested stock options by DoorDash RSUs will not trigger any taxation, whereas replacing shares with shares would trigger capital gain taxation and replacing vested stock options by DoorDash shares would trigger either income or capital gain taxation.

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However, taxation practices regarding equity vary heavily between countries. Because of this, we will be issuing country-specific tax memos and hold country-specific tax sessions between the signing and closing.

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In many of our markets, our team members will have to pay income or capital gain tax for at least the vested part of our holding when the transaction closes. We are looking to organise a coordinated opportunity for employees to sell enough shares to meet the tax liabilities coming from this transaction in order to help minimise any tax-related headache.

Will there be a Wolt share subscription window still before closing?

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Yes, we will offer this opportunity, as we usually do in December of this year. It is not ok for us to provide you with personal investment or tax advice. However, you should note that there may be tax implications to consider if you should wish to subscribe shares ahead of the planned closing. Our current estimate is that we have to use a higher fair market value than in previous subscription windows.

I’ve joined Wolt recently with stock options being part of my offer, however I think they have not yet been Board approved, as I haven’t gotten my option subscription forms to sign yet. What will happen to them?

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The equity part from your offer is not going anywhere. As a general rule, what will happen is that: 1) the stock options will be approved normally by Wolt’s Board of Directors during the time between signing and closing, 2) after the approval, you’ll get the option subscriptions forms for signatures and 3) your Wolt stock options will be replaced by DoorDash RSUs like all other unvested Wolt stock options.

As a team lead, what can and should I say about equity in hiring processes?

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Between signing and closing, we will be issuing Wolt stock options in offers normally. So we will have the good old offer template in use (however modified with the new example FMV to reflect the sale price), and offers will be approved as before. Also, the stock option grants will be approved normally by Wolt’s Board of Directors between signing and closing.

•	At closing, unvested stock options will be replaced by DoorDash RSU’s, like for everyone else with unvested stock options. This is subject to a conversion calculation.

Will there be a retention award of some sorts?

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We have agreed with DoorDash about a retention program that will include all of Wolt’s current people who have stock options or shares in Wolt. Meanwhile, for people without stock options or shares, there will be a cash payment of approximately 2-4 months’ salary with an agreed timeline and other details. There will be more information about these programs in the coming months as we get nearer to closing.

•	Everyone who has signed an employment agreement before 10th of November is eligible for the retention award.

•	Finally, it’s good to note once more that the retention award is conditional on the deal with DoorDash closing and any payouts / equity allocations would happen only thereafter.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.